UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Resolution for Acquisition of Treasury Shares

On April 24, 2025, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to acquire treasury shares within the profits available for dividends. The details are as follows:

Type and Number of Shares to be Acquired	Common Shares	3,529,411 shares
	Other Shares	-
Estimated Amount of Shares to be Acquired		KRW 300,000,000,000
Scheduled Acquisition Period	From	April 25, 2025
	To	July 24, 2025
Purpose of Acquisition		Cancellation of Shares
Method of Acquisition		Purchase on the stock exchange (KRX)
Entrusted Brokerage Company		KB Securities Co., Ltd.
Number of Treasury Shares owned as of April 24, 2025		26,329,053 shares (6.69%)
Date of Resolution by the Board of Directors		April 24, 2025 ●Number of non-executive directors in attendance: 7 (out of 7)
Buying Order Limit per Day		352,941 common shares

Other Material Information for an Investment Decision

-   The “Estimated Amount of Shares to be Acquired” above is the acquisition amount determined through a resolution of the board of directors.

-   The “Type and Number of Shares to be Acquired” above is calculated based on the closing price of common shares of KB Financial Group on the Korea Exchange (KRX) as of April 23, 2025 (one day prior to the date of the resolution of the board of directors), which was KRW 85,000. The actual number and amount of shares to be acquired are subject to change depending on fluctuations in share price.

-   The “Buying Order Limit per Day” above is calculated as below pursuant to Article 5-5 of the Regulation on Securities Issuance and Disclosures:

  The lower of [the higher of ① and ②] and ③

①   10 % of the number of treasury shares to be acquired reported by this announcement: 352,941 shares.

②   25% of the daily average trading volume for the last one-month period up to one day prior to the resolution of the board of directors: 288,812 shares.

③   1% of the total number of shares issued and outstanding: 3,935,284 common shares.

Limitation on the acquisition amount of treasury shares as of April 24, 2025:

(Unit: in millions of Won)

Items	Amount
1. Upper limit of profits available for dividends as of the end of the previous fiscal year in accordance with the Korean Commercial Code	2,786,844
2. Amount of treasury shares acquired since the end of the previous fiscal year	520,000
3. Dividends and related earnings surplus reserves resolved at the annual general shareholders’ meeting held after the end of the previous fiscal year	298,285
4. Quarterly/interim dividends and related earnings surplus reserves resolved at the meeting of the board of directors after the end of the previous fiscal year	334,886
5. Contract amount for the trust agreement	—
6. Acquisition cost of the treasury shares if disposed after the end of the previous fiscal year (based on the moving average method applied to the acquisition cost)	—
Limitation on the acquisition amount of treasury shares (1-2-3-4-5+6)	1,633,673

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 24, 2025	By:	/s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Managing Director and Chief Financial Officer